Filed by Banco Santander, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Banco Santander (Brasil) S.A. (Commission File No.: 333-196887)

Press Release

EXTRAORDINARY SHAREHOLDERS’ GENERAL MEETING

Banco Santander shareholders approve capital increase for the acquisition offer for 25% of the Brazilian subsidiary

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Ana Botín, executive chairman of Banco Santander, had “a very special tribute to the memory of our former chairman, Emilio Botín,” who made the group the number one bank in the eurozone and one of the top ten banks worldwide in market capitalization. “My ambition is to continue this success story, to which I will dedicate my greatest efforts.”

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“This transaction demonstrates our confidence in Brazil and in the capacity of Banco Santander Brazil to bolster its results. It also strengthens the geographic diversification of Banco Santander, which will be key to consolidating this new phase of our growth in profits.”

■	“The offer is financially beneficial both for the shareholders of Santander Brasil and for those of Banco Santander.” Should all the capital respond, profit per share in 2015 will increase by 1.3%.

Madrid, September 15, 2014. The extraordinary shareholders’ general meeting of Banco Santander has today approved the proposal from the board of directors to increase share capital for the acquisition of all Banco Santander Brazil shares not held by Grupo Santander, representing 24.75% of its share capital. The transaction, announced on April 29, will be paid for in Banco Santander shares, with those of Banco Santander Brazil valued at the market price on the day prior to the announcement of the offer plus a 20% premium.

The offer is voluntary and is not subject to a minimum level of acceptance. In the event that all Santander Brazil shares held by minority shareholders respond to the offer, Banco Santander shares equivalent to 5.62% of the bank’s share capital would be issued. Santander Brazil shares will continue to be listed on the Sao Paulo stock market, and a request will be made to list the shares of Banco Santander as well.

The executive chairman of Banco Santander, Ana Botín, began her speech to shareholders with a tribute to the former chairman, Emilio Botín. “In almost thirty years as the chairman of the bank, he made Santander the number one bank in the eurozone, and one of the top ten banks worldwide in market capitalization. His achievements came from a clear vision: prudent risk- taking, focus on the client and on commercial banking, and agility so as to move forward and take advantage of opportunities for growth. Today, thanks to his vision, Santander is not only larger, but more diversified and more solid, as shown by its resilience throughout the financial crisis, being one of only three large international financial institutions to go through the crisis without incurring losses during even a single quarter.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	1

She also underlined that “his support for initiatives in education and culture has also been outstanding, with Santander’s commitment to academia and to society making it a benchmark institution both in Spain and in all the markets in which Santander operates. Looking to the future, we will follow the same strategy and work to further strengthen the Santander culture, which is the basis for sustainable growth. It is a culture focused on commercial banking, on being close to our clients and offering them the best service, and on seeking to contribute to social and economic progress. My ambition is to continue this success story, to which I will dedicate my greatest efforts.”

The executive chairman of Banco Santander went on to review the details of the acquisition offer for shares in the Santander Brazil subsidiary that are held by minority shareholders. “This transaction demonstrates the group's confidence in Brazil and in Banco Santander Brasil. Brazil is a tremendous country, with strong potential for growth. It also has solid institutions, a quality business sector, and a well-managed and supervised financial system. All of this gives us confidence in the attractiveness of the Brazilian economy, and that the country will overcome the economic slowdown it is experiencing at this time.” She also highlighted the group’s confidence in “the capacity of Banco Santander Brazil to bolster its results – which today represent 20% of the group’s attributable profit – providing an appropriate return on our investment.”

Ana Botín gave a reminder that “this transaction is financially beneficial both for the shareholders of Santander Brazil and for those of Banco Santander.” For the former, because they will receive a 20% premium, but also because the offer is made up of Santander shares. “This will allow those accepting the offer to continue to benefit from the advantages of the group’s investment in Brazil as well as sharing in the strength and diversification of Banco Santander.”

It is also positive for Banco Santander shareholders, “as it will entail a 1.3% increase in earnings per share of the bank. This assumes both the market consensus regarding the 2015 earnings for Santander Brasil and an acceptance of the offer for all shares held by the minority shareholders.”

The executive chairman of Banco Santander indicated: “This step also strengthens the geographic diversification of Banco Santander, which will be key to consolidating this new phase of our growth in profits.” For that reason, she pointed to the bank’s results in the first half of the year, with a profit of EUR 2,756 million, 22% higher than the first half of the previous year. “We are particularly satisfied with the positive developments in revenues, cost control and the falling cost of credit, and with the decrease in non-performing loans across the whole group, and specifically their stabilization in Spain. At this time, the positive trends in group results are continuing.”

“I feel particularly committed to this challenge, and I also have an excellent team and the support of a board of directors with great experience. Maintaining the success story of recent decades will not be easy: the new competitive and regulatory environments are ever more demanding. However, we have a great opportunity and I approach this task with great confidence. I believe that we succeed because I know our teams well: their commitment to Santander, their highly qualified members, and their dedication to our clients. I have complete confidence that together we will make Santander the leading institution for employees, clients, shareholders and society.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	2

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. (“Santander”) has filed with the Comissão de Valores Mobiliários do Brasil (“CVM”) a public exchange offer in Brazil. At appropriate time, the Edital of the exchange offer, document that contains the principal terms of the exchange offer, will be made available to the market and the Formulário de Referência, document that contains the information required by the CVM, has already been made available. SHAREHOLDERS OF SANTANDER BRASIL ARE URGED TO READ THE EDITAL, THE FORMULÁRIO DE REFERENCIA AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE CVM REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, ESPECIALLY THE RISK FACTORS SECTION OF THE FORMULÁRIO DE REFERENCIA AS WELL AS OF THE EDITAL.

Likewise, in connection with the proposed transaction, Santander has filed with the U.S. Securities and Exchange Commission (the “SEC”) a preliminary Registration Statement on Form F-4 that contains a preliminary prospectus and offer to exchange. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at  www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email: comunicacionbancosantander@gruposantander.com	3